FILED BY TRIGON HEALTHCARE, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                                   OF THE SECURITIES ACT OF 1934

                                       SUBJECT COMPANY: TRIGON HEALTHCARE,  INC.
                                                    COMMISSION FILE NO:  1-12617


The following is a news release issued by Trigon Healthcare, Inc. on May 6, 2002.


TRIGON HEALTHCARE, INC.

                                                                    NEWS RELEASE

FOR IMMEDIATE RELEASE
---------------------
Release Date:     May 6, 2002
Contact:          Chris Drake (804) 354-3463 Investor Relations


                             TRIGON HEALTHCARE, INC.
         PRESENTATION AT DEUTSCHE BANC ALEX.BROWN HEALTH CARE CONFERENCE


RICHMOND, Va. - Trigon Healthcare, Inc. (NYSE; TGH) Chief Executive Officer Tom Snead is scheduled to join Anthem, Inc. (NYSE: ATH) senior management at Anthem's presentation and break-out session at the Deutsche Bank Securities Health Care Conference on May 8, 2 p.m. in Baltimore, Maryland.

Due to its announced merger agreement with Anthem, Trigon has cancelled its previously scheduled presentation on May 9.

Trigon is Virginia's largest managed health care company, providing a broad range of health, wellness and health care financing programs and services to more than 2 million members.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM
ACT OF 1995

This news release contains certain forward-looking information about Anthem, Trigon and the combined company after completion of the transaction that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and Trigon, that could cause actual results to differ materially from those expressed in, or implied or projected by,


  Trigon Blue Cross Blue Shield is the trade name of Trigon Insurance Company
      An Independent Licensee of the Blue Cross and Blue Shield Association the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission made by Anthem and Trigon; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's acquisition of Trigon, to achieve expected synergies and operating efficiencies in the Trigon acquisition and to integrate successfully our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor Trigon undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to review carefully and consider the various disclosures in Anthem's and Trigon's various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2001, and the 2002 quarterly Form 10-Q filings.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This news release may be deemed to be solicitation material in respect of the proposed acquisition of Trigon by Anthem. In connection with the proposed transaction, a registration statement on Form S-4 and other relevant documents will be filed by Anthem with the SEC and a proxy statement on Schedule 14A and other relevant documents will be filed by Trigon with the SEC. INVESTORS AND SECURITY HOLDERS OF ANTHEM AND TRIGON ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FINAL JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain the documents for free both on the SEC's web site (www.sec.gov) and from Anthem and Trigon's respective corporate secretaries.

PARTICIPANTS IN SOLICITATION

Trigon, Anthem, and their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Anthem's participants in the solicitation is set forth in Anthem's Current Report on Form 8-K, which was filed with the Commission on April 30,


  Trigon Blue Cross Blue Shield is the trade name of Trigon Insurance Company
      An Independent Licensee of the Blue Cross and Blue Shield Association

2002. Information concerning Trigon's participants in the solicitation is set forth in Trigon's Current Report on Form 8-K, which was filed with the Commission on April 29, 2002. Additional information regarding the interests of Anthem's and Trigon's directors and executive officers in the proposed merger will be included in the final joint proxy statement-prospectus.




  Trigon Blue Cross Blue Shield is the trade name of Trigon Insurance Company
      An Independent Licensee of the Blue Cross and Blue Shield Association